Mail Stop 3561

January 25, 2006

Mr. Victor Z. Li
Chief Financial Officer
Telecom Communications, Inc.
Suites 2412-13 Shell Tower, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

      Re: **Telecom Communications, Inc.**
             Form 10-KSB for Fiscal Year Ended September 30, 2005
             Filed January 5, 2006
             File No. 333-62236

Dear Mr. Li:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Victor Z. Li
Telecom Communications, Inc.
January 25, 2006
Page 2

Form 10-KSB for Fiscal Year Ended September 30, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your audit report was signed by an audit firm based in Utah. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah in view that almost all of your operations are in the PRC. In addition, please have your auditor tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit report, and if so, whether the foreign audit firm is registered with the PCAOB.

Consolidated Statements of Operations, page F-4

2. Explain to us the nature of your Consultancy fee, Depreciation and Salaries line items and tell us your GAAP basis for not including them as part of Cost of Sales. Otherwise, please revise.

3. In accordance with paragraph 36 of SFAS 128, please revise to present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement.

1. Description of Business, page F-8

Arran Services Limited, page F-8

4. Your disclosure in this paragraph seems to indicate that Arran had a 100% shareholding of IC Star MMS Limited (IC Star) as of September 30, 2003. However, in the 2nd to last paragraph on page F-8 you indicate that Arran acquired from Auto Treasure Holdings Limited the remaining 20% interest of IC Star on March 16, 2004. Please clarify.

IC Star MMS Limited, page F-8

5. We refer to the last paragraph on page F-8. It appears that since this transfer was between entities under common control, you should have recorded the excess of the purchase price over the book value of the net assets acquired as a dividend distribution. Please revise or advise. In addition, expand your disclosure to discuss the business purpose for this acquisition.

6. Further, it appears to us that this transfer constitutes of reorganization of entities under common control. As such, it appears that you should restate your financial statements to present them as if the reorganization occurred at the beginning of the

first financial statement period presented (if the entities were under common control at that date). Please revise or advise.

2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

7. In order to help us better understand your revenue recognition policies, please address the following in your response letter:
    - Explain to us in detail the nature of each specific product and service that you offer and tell us which subsidiary each product and service sale relates to.
    - Explain to us your revenue recognition policy for each specific product and service that you offer.
    - Explain to us the specific GAAP guidance that you follow for each revenue recognition arrangement.

    In future filings, expand your disclosure to discuss your revenue recognition policy for each specific revenue recognition arrangement.

4. Related Party Transactions, page F-15

8. Refer to the last paragraph on page F-15 and clarify for us the nature of your relationship with Taikang and the contract that you signed with them. Explain to us your policies for recognizing revenue and the related expenses associated with the contract and your GAAP basis for this accounting treatment. In addition, refer to the 1st paragraph on page F-16 and explain to us the relationship, if any, between the stock purchase agreement with Taikang and this 3-year contract you signed with Taikang on July 1, 2005.

6. Income Taxes, page F-16

9. Please explain to us in greater detail the nature of your income tax arrangements that allow you to not record a provision for income taxes. Explain to us your consideration of the tax laws in Hong Kong, the PRC, the United States, and the British Virgin Islands in making this determination.

10. We note in the last paragraph on page F-16 that you indicate that all of your revenue is derived from customers that are BVI companies. This statement is unclear to us given that your discussion in the Company Background section on page 2 seems to indicate that you sell your products directly to Telecommunication Service Providers located in the PRC. Please explain to us the nature of these BVI customers and clarify for us this apparent discrepancy in your filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director